Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The PNC Financial Services Group, Inc. issued the following press release on January 29, 2008:

PNC RECEIVES FEDERAL RESERVE APPROVAL FOR STERLING ACQUISITION

PITTSBURGH, January 29, 2008 – The PNC Financial Services Group, Inc. (NYSE: PNC), today announced that it has received Federal Reserve Board approval to merge with Lancaster, Pa.-based Sterling Financial Corporation (NASDAQ: SLFI) and to acquire its subsidiary banks. The previously announced transaction requires Sterling shareholder approval. PNC expects to convert Sterling subsidiary bank branches to PNC Bank branches in the third quarter of 2008.

Sterling is a diversified financial services company. Its banking businesses include the Bank of Lancaster County, Bank of Hanover, Bay First Bank, PennSterling Bank, Bank of Lebanon County, Pennsylvania State Bank, and Delaware Sterling Bank & Trust Company. It also operates fleet and equipment leasing unit Town & Country Leasing. Sterling offers trust, investment and brokerage services through Sterling Financial Trust Company, Church Capital Management LLC and Bainbridge Securities, Inc.

The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements regarding our outlook or expectations with respect to the planned acquisition of Sterling Financial Corporation (Sterling).

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this press release speak only as of the date of the press release, and each of PNC and Sterling assumes no duty, and does not undertake, to update them. Actual results or future events could differ, possibly materially, from those that we anticipated in these forward-looking statements.

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PNC Receives Federal Reserve Approval for Sterling Acquisition – Page 2

These forward-looking statements are subject to the principal risks and uncertainties applicable to the respective businesses of PNC and Sterling generally that are disclosed in the 2006 Form 10-K and in current year Form 10-Qs and 8-Ks of PNC and Sterling (accessible on the SEC’s Web site at www.sec.gov and on PNC’s Web site at www.pnc.com and on Sterling’s Web site at www.sterlingfi.com, respectively). In addition, forward-looking statements in this press release are subject to the following risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired business into PNC after closing:

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Completion of the transaction is dependent on, among other things, receipt of regulatory and shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC’s financial statements will be affected by the timing of the transaction.

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The transaction may be substantially more expensive to complete (including the integration of Sterling’s businesses) and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

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The integration of Sterling’s business and operations into PNC, which will include conversion of Sterling’s different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Sterling’s or PNC’s existing businesses.

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The anticipated benefits to PNC are dependent in part on Sterling’s business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC’s and Sterling’s performance or due to factors related to the acquisition of Sterling and the process of integrating it into PNC.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.